September 11, 2024

Albert Wong
Chief Executive Officer
Eastern International Ltd.
Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu
Chuanhua Smart CenterScience and Technology City Block
Xiaoshan Economic and Technological Development Zone
Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

       Re: Eastern International Ltd.
           Registration Statement on Form F-1
           Filed September 3, 2024
           File No. 333-281900
Dear Albert Wong:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 14, 2024 letter.

Registration Statement on Form F-1
Principal Shareholders, page 101

1. Please revise your ownership table to include the total aggregate ownership of each shareholder.
Exhibits

2. We note your Memorandum and Articles of Association filed as Exhibit 3.1 provide that unless the directors otherwise prescribe, the financial year of the Company shall end on
       31 December in each year. However, you disclose in your prospectus that your fiscal year end is March 31. Please advise or revise.
 September 11, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Myra Moosariparambil at 202-551-3796 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-551-8749
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jeffrey Li